EXHIBIT 22.1

SIGNIFICANT SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
SmartForce USA	Delaware
Personal Training Systems, Inc.	California
Fidalco Limited	Ireland
SmartForce (Ireland) Limited	Ireland
SmartForce (UK) Limited	England
SmartForce Africa (Proprietary) Limited	South Africa
CBT Finance Limited	Grand Cayman
CBT (Technology) Limited	Ireland
SmartForce Canada Limited	Canada
SmartForce Deutscheland GmbH	Germany
SmartForce Australia Pty Limited	Australia
SmartForce Benelux, B.V.	The Netherlands
SmartForce Mentoring Group Limited.	Canada
SmartForce Middle East Limited	Bahamas
SmartForce Business Skills Limited	Ireland
SmartForce Business Skills Inc.	Delaware
SmartCertify Direct, Inc	Florida
IcGlobal	Canada
SkillScape Solutions, Inc.	Canada